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                        April 26, 2024

       Ronald L.G. Tsoumas
       Chief Financial Officer
       Methode Electronics, Inc.
       8750 West Bryn Mawr Avenue
       Suite 1000
       Chicago, Illinois 60631

                                                        Re: Methode
Electronics, Inc.
                                                            Form 10-K for the
fiscal year ended April 29, 2023
                                                            File No. 001-33731

       Dear Ronald L.G. Tsoumas:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Manufacturing